China 3C Group

368 HuShu Nan Road

HangZhou City, Zhejiang Province, China 310014

February 17, 2012

Andrew D. Mew

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China 3C Group (the “Company” or “China 3C”)

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed May 18, 2011

File No. 000-28767

Dear Mr. Mew:

We hereby provide responses to comments issued in a letter dated February 3, 2012 (the “Staff’s Letter”) regarding the Company’s Annual Report on Form 10-K (the “Annual Report”) filed May 18, 2011. We request that we be permitted to file an amended Annual Report on Form 10-K/A (the “Amended Report”) reflecting the responses of the Company upon resolution of comments with the staff of the Securities and Exchange Commission (the “Staff”).

In order to facilitate the review by the Staff of the Amended Report, we have responded to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter.

[remainder of page intentionally left blank]

Andrew D. Mew

Securities and Exchange Commission

January 17, 2012

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial condition and Results of

Operations, page 18

Results of Operations, page 19

1.	We note your response to comment 1 regarding the impact of foreign translation on your operating results. We note you do not have foreign currency transactions in your remeasurement process from foreign currencies to RMB. However, your response did not address the impact on your income statement line items resulting from the translation process when converting RMB (functional currency) to USD (reporting currency) financial statements for all periods presented. We also note that RMB has appreciated against USD significantly in recent years and we expect a portion of the increase in your individual income statement line items in USD was attributable to that appreciation rather than your underlying performance. As such, we believe you should expand your disclosure to provide insights about this impact on individual income statement line items and earning trends to the extent that they are material as we previously requested.

COMPANY RESPONSE: The impact of foreign translation from our accounts in RMB to US dollar on China 3C’s operating results was not material. During the translation process, the assets and liabilities of all PRC subsidiaries are translated into US dollars at period-end exchange rates.  The revenues and expenses are translated into US dollars at average exchange rates of the periods.  Resulting translation adjustments are recorded as a component of accumulated other comprehensive income within stockholders’ equity.

	2010	2009
RMB/US$ exchange rate at year end	0.15170	0.14626
Average RMB/US$ exchange rate for the years	0.14792	0.14618

Transaction gains or losses arising from exchange rate fluctuation on transactions denominated in a currency other than the functional currency were included in the consolidated results of operations. As a result of the translation, China 3C recorded a foreign currency gain of $1,526 in 2010 and loss of $92 thousand in 2009, which is a separate line item on the Statements of Operations.

Andrew D. Mew

Securities and Exchange Commission

January 17, 2012

Notes to Consolidated Financial Statements

Note 1. Organization, page F-6

2.	We note your response to comment 3. However, we are unclear how the 100% of your equity ownership in Zhejiang was transferred to various individuals on August 15, 2007 and why you did not consider the transfer as disposition of equity interests in Zhejiang under GAAP. Please advise us and disclose how you continue to own 100% equity interests of Zhejiang through various individuals under PRC law. Please explain to us in detail.

COMPANY RESPONSE: As stated in the previous response, WANG Zhenggang , ZHANG Yimin, LV Huiyi , WANG Xiaochun , and BAO Zhongsheng have been holding 35%, 20%, 20%, 15% and 10%, respectively, of the equity interest of Zhejiang on behalf of CFDL since 2005. The share-holding entrustment agreements between these individuals and CFDL have been effective since November 21, 2005.  We did not transfer the equity ownership on August 15, 2007. CFDL did not dispose of its equity interest of Zhejiang. Please refer to the shareholder entrustment agreements filed as Exhibit A to this response letter.

3.	We note your response to comment 3 that CFDL, a wholly-owned subsidiary, did not dispose of its 100% equity interest in Zhejiang and that it is held by several individuals on behalf of CFDL through shareholder entrustment agreements which became effective August 15, 2007. Please explain to us and revise your disclosure to discuss the pertinent rights and privileges provided to CFDL by the agreements and what consideration was given to the holders to execute the agreements. Please file the executed shareholder entrustment agreements as exhibits to the amended Form 10-K. Please also tell us and disclose your relationship to the individuals holding the shares and whether they are also shareholders in the Company.

COMPANY RESPONSE: The shareholder entrustment agreements have been effective since November 21, 2005, not August 15, 2007. We did not take any action to transfer or dispose of CFDL’s ownership of Zhejiang on August 15, 2007.

No consideration was given to these individuals who held the equity of Zhejiang on behalf of CFDL. The entrustment agreements confirm that CFDL is the actual owner of Zhejiang. CFDL will enjoy the actual shareholder’s rights and has the right to obtain any benefits the nominal holders receive from Zhejiang. WANG Zhenggang , ZHANG Yimin, LV Huiyi , WANG Xiaochun , and BAO Zhongsheng hold 35%, 20%, 20%, 15% and 10%, respectively, of the equity interest of Zhejiang on behalf of CFDL. Wang Zhenggang is the CEO and shareholder of China 3C Group. ZHANG Yimin, LV Huiyi , WANG Xiaochun , and BAO Zhongsheng have no other relationship with China 3C Group.

We will file the executed shareholder entrustment agreements as exhibits to the Amended Report.

4.	We note that you consolidate the operations of Zhejiang, a variable interest entity, and that you assert you continue to own 100% equity interests of Zhejiang through various individuals after August 15, 2007. In that regard, please clarify for us and in your disclosure on page F-6 regarding the meaning of your statement that “Capital will be unable to make significant decisions about the activities of Zhejiang and cannot carry out its principal activities without financial report” or revise.

Andrew D. Mew

Securities and Exchange Commission

January 17, 2012

COMPANY RESPONSE: CFDL has owned 100% of equity interests of Zhejiang since 2005.We executed a series of contractual agreements between CFDL and Zhejiang on August 15, 2007; however, these contractual agreements did not change the equity ownership of Zhejiang. The disclosure on page F-6 that “Capital will be unable to make significant decisions about the activities of Zhejiang and cannot carry out its principal activities without financial report” was an error. We will delete the sentence from the Amended Report.

Note 2. Summary of Significant Accounting Policies, page F-8

Basis of Presentation, page F-8

5.	We note your response to comment 4 and the proposed revised disclosure. Please tell us and disclose how you determine that the functional currencies of China 3C Group, Inc. and Capital are USD.

COMPANY RESPONSE: China 3C Group is the parent company that was incorporated on August 20, 1998 under the laws of the State of Nevada. The parent company does not have operations; therefore, it does not have sales. The main activities of China 3C Group were incurring public company expenses. China 3C Group pays all of its expenses in USD. Therefore, we believe China 3C Group’s functional currency is USD.

Capital was incorporated on July 22, 2004 under the laws of the British Virgin Islands (“BVI”). Capital is a holding company and it does not have operations. As a result, we believe it is appropriate to consider its functional currency as USD.

6.	We note your response to comment 5 regarding a clarification of your disclosure relating to product returns. Please revise to include the substance of your response in future filings. Further, please also expand your disclosure to state whether reported sales are net of an estimate for returns due to defects for the periods presented. If not, please explain to us why. Refer to FASB ASC 605-15-25-1 through 25-4.

COMPANY RESPONSE: We will include the substance of our response to prior comment 5 in the previous response in future filings.

The reported sales do not include estimate of returns due to defects for the period presented because we do not offer customers the right to return in China. We do not allow the customers to return the products for cash refunds, credit, or exchange for other products through general rights of return. If the products are defective, manufacturers are directly responsible for the defects. China 3C Group, as a distributor, only assists customers in returning the defective products to manufacturers. The manufacturers send replacement products to customers directly.

Andrew D. Mew

Securities and Exchange Commission

January 17, 2012

Management fees paid to the department stores under “store in store” model, page F-12

7.	We note your response to comment 6 regarding the recording of amounts you referred to as “service charges” or “sales discounts as a reduction of reported sales”. Based on your response, we believe the $9.740 million and $10.505 million of these charges in 2010 and 2009, respectively, represent expenses that do not qualify for sales discounts under U.S. GAAP and therefore, they should not be recorded as a reduction of sales. These charges appear to be, in nature, part of the management fee expenses in which you should have classified within the selling, general and administrative or other appropriate line item. As such, we believe you should amend the Form 10-K to correct these apparent accounting errors for all periods presented. Similarly, you should amend the subsequent 2011 Forms 10-Q accordingly. In the amendments, please provide the proper note disclosure to discuss the nature of the accounting errors and the financial statement line items affected. Refer to ASC 250-10-45-22 to 45-27 and ASC 250-10-50-7 to 50-11.

COMPANY RESPONSE: We believe the accounting for “service charges” or “sales discounts as a reduction of reported sales” was correct. The service charges were paid to department stores so China 3C could display our products in these stores for sale. The practice is common in supermarkets and department stores. It meets the definition of “slotting fees” or “pay to stay”. According to ASC 605-50, slotting fees should be accounted for as a reduction of revenue. As a result, such service charges were recorded as a reduction to sales.

Return Policies, page F-11

8.	We note your response to comment 7 regarding the clarification of the term “joint controlled” inventory in the store in store model. Please revise your disclosure to clarify that the Company has title and owns all such inventory which is properly included in inventory for all periods presented.

COMPANY RESPONSE: We will revise the disclosure in the Amended Report to clarify that the Company has title and owns all such inventory which is properly included in inventory for all periods presented.

Note 7 – Income Taxes, page F-17

9.	We note your revised disclosure and response to comment 9 and the proposed revised disclosure. Please revise to disclose the components of deferred tax assets and liabilities and the related valuation allowance for all periods presented. Refer to ASC 740-10-55-7 and ASC 740-10-50-2.

COMPANY RESPONSE: We will revise the footnote disclosure in the Amended Report as follows:

Andrew D. Mew

Securities and Exchange Commission

January 17, 2012

The US entity, China 3C Group is subject to the US federal income tax at a rate of 34%. The US entity does not conduct any operations and only incurs public company expenses every year, such as legal fees, accounting fees, investor relations expenses and filing fees. Therefore, it is more likely than not that all of the Company’s deferred tax assets will not be realized. As of December 31, 2010, the US entity has incurred net accumulated operating losses of approximately $3,848 for income tax purposes. As a result, $1,308 of valuation allowance was recorded to reduce the deferred tax asset to zero. The net change in valuation allowance was $172 in 2010 and $349 in 2009 for the US entity.

The PRC subsidiaries, Sanhe, Wangda, Joy& Harmony, Yiwu, Zhejiang are subject to the PRC income tax at a rate of 25%. Jinhua is subject to PRC income tax using simplified tax system. In 2010, the PRC subsidiaries incurred an adjusted net operating loss of $23,869. Management believes these subsidiaries will continue to incur losses in the near future due to high market competition, slowing market demand, rising labor and fuel costs. We believe it is more likely than not that the subsidiaries will not be able to benefit from the deferred tax assets in association with the operating losses. The net change in valuation allowance was $5,990 in 2010 and $240 in 2009 for the PRC subsidiaries.

The components of deferred income tax assets and liabilities as of December 31, 2010 and 2009 are as follows:

	2010	2009
Deferred tax assets:
U.S. net operating losses	$172	$349
PRC net operating losses	5,990	240
Total deferred tax assets	6,332	589
Less valuation allowance	(6,332)	(589)
	$-	$-

10.	Tell us and disclose whether your PRC subsidiaries file individual corporate tax returns or you file one consolidated corporate tax return for PRC tax purposes. For the PRC subsidiaries with net losses, explain to us and disclose why there are no deferred tax assets recorded in connection with these losses.

Andrew D. Mew

Securities and Exchange Commission

January 17, 2012

COMPANY RESPONSE: The PRC subsidiaries file individual corporate tax returns.Under ASC 740-10-25, evaluation of a tax position is a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigation based on the technical merits of that position. The second step is to measure a tax position that meets the more-likely-than-not threshold to determine the amount of benefit to be recognized in the financial statements. In the process of applying step 1, we considered the fact that our PRC subsidiaries Sanhe, Wangda, Joy & Harmony, Yiwu, Jinhua had expanding net losses from the 2nd quarter to the 4th quarter in 2010. Our management believes that these subsidiaries will continue to have net losses in the near future due to the high competition in the market, and the rising labor and fuel costs, unless there is a significant change in our business model. Therefore, we believe that it is more likely than not that these subsidiaries will not be able to receive the tax benefits. As a result, no deferred tax assets were recorded in connection with these losses.

We will include the above disclosure in the Amended Report.

11.	Refer to the US statutory tax rate reconciliation table within response to comment 9. Please explain to us and disclose the reasons behind the big swing in your valuation allowance component from 2009 to 2010 in the table.

COMPANY RESPONSE: The large fluctuation in the valuation allowance from 2009 to 2010 is due to multiple reasons. First the Company’s consolidated net loss before income taxes in 2010 was $24,875 thousand compared to the net loss of $499 thousand in 2009. Next, the Company had several subsidiaries with taxable income and corresponding income tax provisions in 2009, causing the valuation account to be rather high. Finally, in 2010, the Company had impaired goodwill of $9,591 thousand which is not deductible for tax purposes and did not have an increasing effect on the valuation.

Note 13. Segment Information, page F-19

12.	We note your response to comment 10. You state in your response that the reportable segment “Other” has no business operations. In that regard, explain to us how you reported “sales, net” and “costs of sales” of $677K and $595K, respectively, in 2010 within “Other” in the segment financial information table.

COMPANY RESPONSE: “Sales, net” and “costs of sales” of $677K and $595K was from Zhejiang’s trial operation in 2010.

Historically, Zhejiang was a management company, managing the operations of Sanhe, Joy & Harmony, Yiwu and Wangda. Zhejiang did not have any operations and has been reported as part of “Other” segment. In January 2010, Zhejiang began trial operations of direct stores and franchise stores as an attempt to change the store-in-store business model. In 2010, Zhejiang generated $677K revenue from its trial operation. The revenue was nominal compared to the enterprise revenue of $148,354K. In addition, since the trial operation was not successful, the direct stores and franchise stores were all closed as of December 31, 2011. As such, Zhejiang was reported as part of “Other” segment although it had a minimal amount of revenue.

Andrew D. Mew

Securities and Exchange Commission

January 17, 2012

13.	In addition, you state in your response to comment 10 that the $11.4 million expenses in 2010 within the “Other” reportable segment consist of $9.6 million impairment charges, $1.3 million of amortization expenses at Jinhua and $0.5 million of stock compensation expenses. We also note from MD&A on pages 21 to 22 that the impairment charges are related to the Home Electronics and Consumer Electronics reportable segments. Therefore, we are unclear about your appropriateness under GAAP to report these expenses under the “Other” reportable segment. Please explain or revise to reclassify these expenses under their corresponding reportable segments.

COMPANY RESPONSE: We will revise the segment disclosures for 2010 and 2009 in the Amended Report as follows:

	Year Ended December 31, 2010
	Mobile	Home	Communication	Consumer
	Phones	Electronics	Products	Electronics	Logistics	Other	Total
Sales, net	$42,278	$41,044	$18,738	$34,926	$10,691	$677	$148,354
Cost of sales	40,073	38,001	17,923	34,787	9,289	595	140,668
Gross profit	2,205	3,043	815	139	1,402	82	7,686
Loss from operations	(3,156)	(5,469)	(2,456)	(11,395)	(1,448)	(913)	(24,837)
Total assets	10,993	14,988	9,967	18,536	15,837	2,810	73,131

	Year Ended December 31, 2009
	Mobile	Home	Communication	Consumer
	Phones	Electronics	Products	Electronics	Logistics	Other	Total
Sales, net	$57,432	$51,674	$42,064	$51,489	$5,573	$257	$208,489
Cost of sales	52,144	44,758	39,246	47,239	3,860	229	187,476
Gross profit	5,288	6,916	2,818	4,250	1,713	28	21,013
Income (loss) from operations	(262)	(741)	(612)	1,012	408	(413)	(608)
Total assets	13,761	17,379	12,353	30,271	19,268	1,364	94,396

14.	We note your proposed revised disclosure and response to comment 11. Please also revise by providing comparable prior year segment financial information. In addition, please provide the enterprise-wide revenues derived from each product and service or each group of similar products and services as required by ASC 280-10-50-42 as we previously requested.

COMPANY RESPONSE: We will revise the segment disclosures for 2010 and 2009 in the Amended Report as follows:

Andrew D. Mew

Securities and Exchange Commission

January 17, 2012

	Year Ended December 31, 2010
	Mobile	Home	Communication	Consumer
	Phones	Electronics	Products	Electronics	Logistics	Other	Total
Sales, net	$42,278	$41,044	$18,738	$34,926	$10,691	$677	$148,354
Cost of sales	40,073	38,001	17,923	34,787	9,289	595	140,668
Gross profit	2,205	3,043	815	139	1,402	82	7,686
Loss from operations	(3,156)	(5,469)	(2,456)	(11,395)	(1,448)	(913)	(24,837)
Total assets	10,993	14,988	9,967	18,536	15,837	2,810	73,131

	Year Ended December 31, 2009
	Mobile	Home	Communication	Consumer
	Phones	Electronics	Products	Electronics	Logistics	Other	Total
Sales, net	$57,432	$51,674	$42,064	$51,489	$5,573	$257	$208,489
Cost of sales	52,144	44,758	39,246	47,239	3,860	229	187,476
Gross profit	5,288	6,916	2,818	4,250	1,713	28	21,013
Income (loss) from operations	(262)	(741)	(612)	1,012	408	(413)	(608)
Total assets	13,761	17,379	12,353	30,271	19,268	1,364	94,396

In 2010, the enterprise-wide revenue derived from each group of products are asfollows:

•	Mobile phones was $42,278

•	Office equipments was $ 18,738, including fax machine $12,968, telephones $3,266, printers $1,728 and other accessories $774

•	Home electronics was $41,044, including DVD players $5,518, Stereo $3,344, TV $15,057 and other small home electronics $ 17,124

•	Consumer electronics was $34,926, including MP3/MP4 $29,204, Radio $996, CD player $1,349, GPS $2,481 and other products $896.

•	Logistics was $10,609

•	Other was $678

Item 9A (T). Controls and Procedures, page 37

15. We note your responses to comments 12 to 17. Based on the additional information provided, we note that none of your accounting personnel including your CFO and Chief Accounting Officer have sufficient accounting knowledge in the application of U.S. GAAP and SEC rules and regulations. Further, the use of an external U.S. CPA/consultant based in New York to second review your U.S. GAAP financial statements provides additional support that your accounting personnel do not have adequate knowledge, experience and training in U.S. GAAP and SEC rules and regulations. Accordingly, we believe you should amend your Form 10-K by revising your conclusions on the effectiveness of disclosure controls and procedures and internal control over financial reporting to “ineffective”. We also believe your lack of U.S. GAAP knowledge and experience represents a material weakness for the fiscal year ended December 31, 2010. As such, you should disclose and address the material weakness in your amendment. Similarly, please amend the subsequent 2011 Forms 10-Q by revising your conclusion on the effectiveness of disclosure controls and procedures to “ineffective.”

Andrew D. Mew

Securities and Exchange Commission

January 17, 2012

COMPANY RESPONSE: The Company respectfully believes that no material weakness exists in our internal control over financial reporting as it relates to our internal level of U.S. GAAP expertise. We continue to consider our level of U.S. GAAP expertise when performing our assessment of internal control over financial reporting, including the level of expertise in U.S. GAAP held by our CFO and Chief Accounting Officer. Our internal control and financial statement preparation procedures are designed as compensating controls to mitigate any limitations of our internal levels of U.S. GAAP expertise, however. Accordingly, we believe that this issue may be an internal control deficiency, but not one that gives rise to a material weakness because our management has determined that it would not result in a reasonable possibility that a material misstatement of our annual or interim financial statements would not be prevented or detected in a timely manner.

We retain an outside U.S. Certified Public Accountant to prepare our U.S. GAAP financial statements and assist with our financial disclosures. Our CFO and Chief Accounting Officer consult with our outside U.S. GAAP consultant on an ongoing basis with regards to our treatment and conversion of financials from PRC GAAP to U.S. GAAP. Our outside U.S. GAAP consultant prepares our consolidated financial statements and footnotes under U.S. GAAP in U.S. dollars by: (i) adjusting and converting entries for the purpose of converting the financial statements from PRC GAAP and IFRS to U.S. GAAP, which conversion process includes, but is not limited to, the proper accounting for foreign currency translation and transactions in accordance with ASC Topic 830; (ii) preparing consolidated financial statements worksheets and related schedules; and (iii) preparing footnote disclosures with related schedules and worksheets to support the financial statements, using the PPC Disclosure Checklist as guidance. Our independent auditor then reviews and audits the consolidated financial statements, with our outside U.S. GAAP consultant answering any questions raised by management, legal counsel or the auditor, and posting additional review and audit adjustments proposed by the auditor and approved by management, if necessary.

Accordingly, because of our outside U.S. GAAP consultant’s extensive familiarity with U.S. GAAP and involvement in the preparation of our U.S. GAAP financial statements, our management believes that our internal control over financial reporting is adequate and our ability to prepare our financial statements for external purposes in accordance with U.S. GAAP is not materially affected by our internal level of U.S. GAAP expertise. We plan to continue mitigation of any limitations of our internal levels of U.S. GAAP expertise by maintaining our outside U.S. GAAP consultant for the preparation of our U.S. GAAP financial statements, and our CFO and Chief Accounting Officers plan to attend further training in U.S. GAAP this year. Furthermore, we will continue to consider our level of U.S. GAAP expertise when performing our assessment of internal control over financial reporting and reassess whether the issue gives rise to a material weakness requiring disclosure.

Andrew D. Mew

Securities and Exchange Commission

January 17, 2012

16. Please add a risk factor in “Item 1 – Business” section summarizing the material weakness due to your lack of accounting personnel with adequate knowledge of U.S.GAAP and SEC rules and regulations. Disclose the risk that you may report inaccurate financial statements and that your conclusions on the effectiveness of internal control over financial reporting and disclosure controls and procedures are ineffective as a result of the material weakness.

COMPANY RESPONSE: The Company respectfully believes that no material weakness exists in our internal control over financial reporting as it relates to our internal level of U.S. GAAP expertise.

[Signature Page Follows]

Andrew D. Mew

Securities and Exchange Commission

January 17, 2012

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact Angela Dowd, legal counsel to the Company, at 212-407-4097.

Sincerely,

/s/ Weiping Wang
Weiping Wang
Chief Financial Officer

Zhejiang Yong Xing Digital Technology Co. Ltd.

Share-holding Entrustment Agreement

Zhejiang Yong Xing Digital Technology Co. Ltd. (“Zhejiang”) was organized on July 11, 2005. This entrustment agreement (hereinafter called as “this agreement”) was signed by following parties (hereinafter called as “agreement parties”)

Party A: Capital Future Development Limited (“Capital”) was lawfully established on July 22, 2004. Capital has the right to enjoy the actual shareholder’s rights and has the right to obtain any benefits Party B received from Zhejiang.

Party B: Huiyi Lv is a citizen of PRC, his national ID number is 440111197109154838. Weiyi Lv is the nominal holder of 20% equity of Zhejiang.

I.	Being as the actual investor of share-holding on behalf of the holder, Party A has the right to enjoy actual shareholder’s rights and has the right to obtain relevant investing income received by Party B.
II.	Party A will take the full legal and economic responsibilities in association with the acquisition of Zhejiang’s equity as well as executing the share-holding entrustment.
III.	Party A is the actual owner of Zhejiang’s equity. Party B will hold the shares on behalf of Party A. Party B will follow Party A’s command to perform all the relevant procedures to complete the share-holding entrustment.
IV.	Any modification or cancellation for this agreement will go into effect only after both parties have signed the written agreement. Any party can not modify or cancel this agreement without consent of the other party. When the agreement parties have disputes with respect to interpretation and implementation of items of this agreement, all parties shall settle disputes through friendly negotiation. Either party can seek arbitration to make a settlement per Hongkong rules and law if the disputes can’t be settled through negotiation. The arbitration locale is Hongkong.
V.	This agreement is in duplicate and each party holds one. This agreement will go into effect since Party A’s authorized representative affixes the signature and the official seal and Party B Together affixes the signature.

Party A: Capital Future Development Limited (stamp)

Authorized representative:/s/ Zhenggang Wang (signature)

Party B: Huiyi Lv: /s/ Huiyi Lv (signature)

Zhejiang Yong Xing Digital Technology Co. Ltd.

Share-holding Entrustment Agreement

Zhejiang Yong Xing Digital Technology Co. Ltd. (“Zhejiang”) was organized on July 11, 2005. This entrustment agreement (hereinafter called as “this agreement”) was signed by following parties (hereinafter called as “agreement parties”)

Party A: Capital Future Development Limited (“Capital”) was lawfully established on July 22, 2004. Capital has the right to enjoy the actual shareholder’s rights and has the right to obtain any benefits Party B received from Zhejiang.

Party B: Xiaochun Wang is a citizen of PRC, his national ID number is 330723780207004. Xiaochun Wang is the nominal holder of 15% equity of Zhejiang.

I.	Being as the actual investor of share-holding on behalf of the holder, Party A has the right to enjoy actual shareholder’s rights and has the right to obtain relevant investing income received by Party B.
II.	Party A will take the full legal and economic responsibilities in association with the acquisition of Zhejiang’s equity as well as executing the share-holding entrustment.
III.	Party A is the actual owner of Zhejiang’s equity. Party B will hold the shares on behalf of Party A. Party B will follow Party A’s command to perform all the relevant procedures to complete the share-holding entrustment.
IV.	Any modification or cancellation for this agreement will go into effect only after both parties have signed the written agreement. Any party can not modify or cancel this agreement without consent of the other party. When the agreement parties have disputes with respect to interpretation and implementation of items of this agreement, all parties shall settle disputes through friendly negotiation. Either party can seek arbitration to make a settlement per Hongkong rules and law if the disputes can’t be settled through negotiation. The arbitration locale is Hongkong.
V.	This agreement is in duplicate and each party holds one. This agreement will go into effect since Party A’s authorized representative affixes the signature and the official seal and Party B Together affixes the signature.

Party A: Capital Future Development Limited (stamp)

Authorized representative:/s/ Zhenggang Wang (signature)

Party B: Xiaochun Wang: /s/ Xiaochun Wang (signature)

Zhejiang Yong Xing Digital Technology Co. Ltd.

Share-holding Entrustment Agreement

Zhejiang Yong Xing Digital Technology Co. Ltd. (“Zhejiang”) was organized on July 11, 2005. This entrustment agreement (hereinafter called as “this agreement”) was signed by following parties (hereinafter called as “agreement parties”)

Party A: Capital Future Development Limited (“Capital”) was lawfully established on July 22, 2004. Capital has the right to enjoy the actual shareholder’s rights and has the right to obtain any benefits Party B received from Zhejiang.

Party B: Yimin Zhang is a citizen of PRC, his national ID number is 420106196706282812. Zhenggang Wang is the nominal holder of 20% equity of Zhejiang.

I.	Being as the actual investor of share-holding on behalf of the holder, Party A has the right to enjoy actual shareholder’s rights and has the right to obtain relevant investing income received by Party B.
II.	Party A will take the full legal and economic responsibilities in association with the acquisition of Zhejiang’s equity as well as executing the share-holding entrustment.
III.	Party A is the actual owner of Zhejiang’s equity. Party B will hold the shares on behalf of Party A. Party B will follow Party A’s command to perform all the relevant procedures to complete the share-holding entrustment.
IV.	Any modification or cancellation for this agreement will go into effect only after both parties have signed the written agreement. Any party can not modify or cancel this agreement without consent of the other party. When the agreement parties have disputes with respect to interpretation and implementation of items of this agreement, all parties shall settle disputes through friendly negotiation. Either party can seek arbitration to make a settlement per Hongkong rules and law if the disputes can’t be settled through negotiation. The arbitration locale is Hongkong.
V.	This agreement is in duplicate and each party holds one. This agreement will go into effect since Party A’s authorized representative affixes the signature and the official seal and Party B Together affixes the signature.

Party A: Capital Future Development Limited (stamp)

Authorized representative:/s/ Zhenggang Wang (signature)

Party B: Yimin Zhang: /s/ Yimin Zhang (signature)

Zhejiang Yong Xing Digital Technology Co. Ltd.

Share-holding Entrustment Agreement

Zhejiang Yong Xing Digital Technology Co. Ltd. (“Zhejiang”) was organized on July 11, 2005. This entrustment agreement (hereinafter called as “this agreement”) was signed by following parties (hereinafter called as “agreement parties”)

Party A: Capital Future Development Limited (“Capital”) was lawfully established on July 22, 2004. Capital has the right to enjoy the actual shareholder’s rights and has the right to obtain any benefits Party B received from Zhejiang.

Party B: Zhenggang Wang is a citizen of PRC, his national ID number is 330725196811015038. Zhenggang Wang is the nominal holder of 35% equity of Zhejiang.

I.	Being as the actual investor of share-holding on behalf of the holder, Party A has the right to enjoy actual shareholder’s rights and has the right to obtain relevant investing income received by Party B.
II.	Party A will take the full legal and economic responsibilities in association with the acquisition of Zhejiang’s equity as well as executing the share-holding entrustment.
III.	Party A is the actual owner of Zhejiang’s equity. Party B will hold the shares on behalf of Party A. Party B will follow Party A’s command to perform all the relevant procedures to complete the share-holding entrustment.
IV.	Any modification or cancellation for this agreement will go into effect only after both parties have signed the written agreement. Any party can not modify or cancel this agreement without consent of the other party. When the agreement parties have disputes with respect to interpretation and implementation of items of this agreement, all parties shall settle disputes through friendly negotiation. Either party can seek arbitration to make a settlement per Hongkong rules and law if the disputes can’t be settled through negotiation. The arbitration locale is Hongkong.
V.	This agreement is in duplicate and each party holds one. This agreement will go into effect since Party A’s authorized representative affixes the signature and the official seal and Party B Together affixes the signature.

Party A: Capital Future Development Limited (stamp)

Authorized representative:/s/ Zhenggang Wang (signature)

Party B: Zhenggang Wang: /s/ Zhenggang Wang (signature)

Zhejiang Yong Xing Digital Technology Co. Ltd.

Share-holding Entrustment Agreement

Zhejiang Yong Xing Digital Technology Co. Ltd. (“Zhejiang”) was organized on July 11, 2005. This entrustment agreement (hereinafter called as “this agreement”) was signed by following parties (hereinafter called as “agreement parties”)

Party A: Capital Future Development Limited (“Capital”) was lawfully established on July 22, 2004. Capital has the right to enjoy the actual shareholder’s rights and has the right to obtain any benefits Party B received from Zhejiang.

Party B: Zhengsheng Bao is a citizen of PRC, his national ID number is 330725197805030818. Zhengsheng Bao is the nominal holder of 10% equity of Zhejiang.

I.	Being as the actual investor of share-holding on behalf of the holder, Party A has the right to enjoy actual shareholder’s rights and has the right to obtain relevant investing income received by Party B.
II.	Party A will take the full legal and economic responsibilities in association with the acquisition of Zhejiang’s equity as well as executing the share-holding entrustment.
III.	Party A is the actual owner of Zhejiang’s equity. Party B will hold the shares on behalf of Party A. Party B will follow Party A’s command to perform all the relevant procedures to complete the share-holding entrustment.
IV.	Any modification or cancellation for this agreement will go into effect only after both parties have signed the written agreement. Any party can not modify or cancel this agreement without consent of the other party. When the agreement parties have disputes with respect to interpretation and implementation of items of this agreement, all parties shall settle disputes through friendly negotiation. Either party can seek arbitration to make a settlement per Hongkong rules and law if the disputes can’t be settled through negotiation. The arbitration locale is Hongkong.
V.	This agreement is in duplicate and each party holds one. This agreement will go into effect since Party A’s authorized representative affixes the signature and the official seal and Party B Together affixes the signature.

Party A: Capital Future Development Limited (stamp)

Authorized representative:/s/ Zhenggang Wang (signature)

Party B: Zhengsheng Bao: /s/ Zhengsheng Bao(signature)